SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                                 InterMune, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   45885B 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Peter H. Jakes, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000

                                December 3, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No.   45885B 10                                         Page 2 of 17 Pages
---------------------                                         ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Equity Partners, L.P.
            ID Number 13-3536060
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    3,922,590 (see Item 5(b) of this Schedule 13D)
OWNED BY EACH         --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,922,590 (see Item 5(b) of this Schedule 13D)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,922,590 (see Item 5(b) of this Schedule 13D)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                        [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            12.3% (see Item 5(a) of this Schedule 13D)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No.   45885B 10                                         Page 3 of 17 Pages
---------------------                                         ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg Pincus & Co.
            ID Number 13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York general partnership
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER


                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    3,922,590 (see Item 5(b) of this Schedule 13D)
OWNED BY EACH         --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,922,590 (see Item 5(b) of this Schedule 13D)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,922,590 (see Item 5(a) of this Schedule 13D)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                        [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            12.3% (see Item 5(a) of this Schedule 13D)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No.   45885B 10                                         Page 4 of 17 Pages
---------------------                                         ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg Pincus LLC (formerly E.M. Warburg Pincus & Co., LLC)
            ID Number #13-3536050
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York limited liability company
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    3,922,590 (see Item 5(b) of this Schedule 13D)
OWNED BY EACH         --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,922,590 (see Item 5(b) of this Schedule 13D)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,922,590 (see Item 5(a) of this Schedule 13D)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                        [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            12.3% (see Item 5(a) of this Schedule 13D)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO
----------- --------------------------------------------------------------------

     This Schedule 13D is being filed on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), Warburg Pincus & Co., a New York general partnership ("WP"), and Warburg Pincus LLC, a New York limited liability company ("WP LLC" and, together with WPEP and WP, the "Reporting Entities"). This Schedule 13D relates to the common stock, $0.001 per share (the "Common Stock"), of InterMune, Inc., a Delaware corporation (the "Company"). The holdings of Common Stock of WPEP in this Schedule 13D include certain shares of Common Stock which may be deemed to be beneficially owned by Warburg, Pincus Netherlands Equity Partners I, C.V. ("WPNEP I"), Warburg, Pincus Netherlands Equity Partners II, C.V. ("WPNEP II") and Warburg, Pincus Netherlands Equity Partners III, C.V. ("WPNEP III" and, together with WPNEP I, WPNEP II and WPEP, the "Investors"). WP, WP LLC and the Investors are referred to herein as the "Group Members."

     The Group Members are making this single joint filing because they may be deemed to constitute a "group" within the meaning of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The agreement among the Group Members to file jointly is attached hereto as Exhibit 1. Each Group Member disclaims beneficial ownership of all of the shares of Common Stock, other than those reported herein as being owned by it.

     The initial acquisition of the Common Stock by the Reporting Entities occurred prior to the time the Company had securities registered under the Exchange Act and was therefore reported on Schedule 13G, filed on February 14, 2001 (the "Schedule 13G").

Item 1. Security and Issuer.

     This Schedule 13D relates to the Common Stock and is being filed pursuant to Rule 13d-1(a) under the Exchange Act. The address of the principal executive offices of InterMune, Inc. is 3280 Bayshore Blvd, Brisbane California 94005.

Item 2. Identity and Background.

     (a) This statement is filed by the Group Members. The Group Members are deemed to be a group within the meaning of Rule 13d-5. The sole general partner of each of the Investors is WP. WP LLC manages each of the Investors. The general partners of WP and the members of WP LLC are described in Schedule I hereto.

     (b) The address of the principal business and principal office of each of the Group Members and those persons listed on Schedule I hereto is 466 Lexington Avenue, New York, New York 10017.

     (c) The principal business of each of the Investors is that of a partnership engaged in making private equity and related investments. The principal business of WP is acting as general partner of each of the Investors and certain other private equity investment funds. The principal business of WP LLC is acting as manager of each of the Investors and certain other private equity investment funds.

     (d) None of the Group Members, nor, to the best of their knowledge, any of the directors, executive officers, general partners or members referred to in paragraph (a) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Group Members nor, to the best of their knowledge, any of the directors, executive officers, general partners or members referred to in paragraphs (a) and (d) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Except for WPNEPI, WPNEPII, WPNEPIII, which are organized under the laws of The Netherlands, and except as otherwise indicated on Schedule I hereto, each of the individuals referred to in paragraph (a) above is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     The total amount of funds used by each Investor to purchase the shares of Common Stock as described herein was furnished from the working capital of such Investor. The total amount of funds used by the Investors to purchase shares of Common Stock prior to the open market transactions set forth on Schedule II attached hereto was $17,544,998. The total amount of funds used by the Investors to purchase shares of Common Stock pursuant to the open market transactions set forth on Schedule II attached hereto was $16,765,431, net of brokerage commissions.

Item 4. Purpose of Transaction.

     The purchases by the Investors of the securities of the Company as described herein were effected because of the Reporting Entities' belief that the Company represents an attractive investment based on the Company's business prospects and strategy. Depending on prevailing market, economic and other conditions, the Reporting Entities may from time to time acquire additional shares of the Company or engage in discussions with the Company concerning further acquisitions of shares of the Company or further investments by them in the Company. The Reporting Entities intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Entities, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Company. The Reporting Entities may in the future seek to engage in discussions with management of the Company concerning potential investments by the Reporting Entities in securities of the Company. Such discussions may relate to one or more of the transactions specified in clauses
(a) through (j) of Item 4 of this Schedule 13D.

     Except as set forth above, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I hereto, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) Due to their respective relationships with the Investors and each other, each of the Reporting Entities may be deemed to beneficially own an aggregate of 3,922,590 shares of Common Stock as of December 3, 2003, by virtue of the Investors' ownership of such shares as of such date. The 3,922,590 shares of Common Stock which the Reporting Entities may be deemed to beneficially own represent approximately 12.3% of the shares of Common Stock (based on the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 disclosing that 31,818,709 shares of Common Stock were outstanding as of November 4, 2003).

     (b) Each of the Investors shares the power to vote or to direct the vote and to dispose or direct the disposition of the 3,922,590 shares of common stock it may be deemed to beneficially own as of December 3, 2003. Each of the Reporting Entities shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 3,922,590 shares of Common Stock it may be deemed to beneficially own as of December 3, 2003.

     (c) The Investors acquired shares of Common Stock in the open market transactions set forth on Schedule II attached hereto. Prior to the open market transactions set forth on Schedule II attached hereto, the Investors beneficially owned 3,130,590 shares of Common Stock as set forth on the Schedule 13G. Except as described in Schedule II, no transactions in Common Stock were effected during the last 60 days by the Reporting Entities or any of the persons set forth on Schedule I or in Item 2(d) hereto.

     (d) Except as set forth in this Item 5, no person other than each respective record owner of the Common Stock referred to in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Group Members have entered into an agreement, attached hereto as Exhibit 1, with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto.

     Except as referred to in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 or between such persons and any other persons with respect to the shares of Common Stock of the Company.

Item 7. Material to be Filed as Exhibits.

     1. Joint Filing Agreement, dated December 3, 2003, by and among the Group Members.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 3, 2003                WARBURG, PINCUS EQUITY
                                        PARTNERS, L.P.

                                        By: Warburg Pincus & Co.,
                                            General Partner

                                        By: /s/  Scott Arenare
                                            ------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Partner


Dated:  December 3, 2003                WARBURG, PINCUS NETHERLANDS
                                        EQUITY PARTNERS I, C.V.

                                        By: Warburg Pincus & Co.,
                                            General Partner

                                        By: /s/  Scott Arenare
                                            ------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Partner


Dated:  December 3, 2003                WARBURG, PINCUS NETHERLANDS
                                        EQUITY PARTNERS II, C.V.

                                        By: Warburg Pincus & Co.,
                                            General Partner

                                        By: /s/  Scott Arenare
                                            ------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Partner


Dated:  December 3, 2003                WARBURG, PINCUS NETHERLANDS
                                        EQUITY PARTNERS III, C.V.

                                        By: Warburg Pincus & Co.,
                                            General Partner

                                        By: /s/  Scott Arenare
                                            ------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Partner

Dated:  December 3, 2003                WARBURG PINCUS & CO.

                                        By: /s/  Scott Arenare
                                            ------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Partner


Dated:  December 3, 2003                WARBURG PINCUS LLC

                                        By: /s/  Scott Arenare
                                            ------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Managing Director

                                   SCHEDULE I

     Set forth below is the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. ("WP") and members of Warburg Pincus LLC ("WP LLC"). The sole general partner of Warburg Pincus Equity Partners, L.P. ("WPEP") is WP. WPEP, WP and WP LLC are hereinafter collectively referred to as the "Reporting Entities". Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

                             GENERAL PARTNERS OF WP
                             ----------------------

------------------------- ------------------------------------------------------
                                 PRESENT PRINCIPAL OCCUPATION IN ADDITION

                                    TO POSITION WITH WP, AND POSITIONS

          NAME                         WITH THE REPORTING ENTITIES
------------------------- ------------------------------------------------------
Joel Ackerman             Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Scott A. Arenare          Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Gregory Back              Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
David Barr                Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Larry Bettino             Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Harold Brown              Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Sean D. Carney            Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Mark Colodny              Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Timothy J. Curt           Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
W. Bowman Cutter          Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Cary J. Davis             Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Stewart K. P. Gross       Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Patrick T. Hackett        Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Jeffrey A. Harris         Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Stewart J. Hen            Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
William H. Janeway        Partner of WP; Member and Vice Chairman of WP LLC
------------------------- ------------------------------------------------------
Julie A. Johnson          Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Peter R. Kagan            Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Charles R. Kaye           Managing General Partner of WP; Managing Member and
                          Co-President of WP LLC
------------------------- ------------------------------------------------------
Henry Kressel             Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Joseph P. Landy           Managing General Partner of WP; Managing Member and
                          Co-President of WP LLC
------------------------- ------------------------------------------------------
Sidney Lapidus            Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Kewsong Lee               Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Jonathan S. Leff          Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Reuben S. Leibowitz       Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Nancy Martin              Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Rodman W. Moorhead III    Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
James Neary               Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Howard H. Newman          Partner of WP; Member and Vice Chairman of WP LLC
------------------------- ------------------------------------------------------
Dalip Pathak              Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Lionel I. Pincus          Partner of WP; Member and Chairman of WP LLC
------------------------- ------------------------------------------------------
Stan Raatz                Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
John D. Santoleri         Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Steven G. Schneider       Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Mimi Strouse              Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------

------------------------- ------------------------------------------------------
Barry Taylor              Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Wayne W. Tsou             Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
John L. Vogelstein        Partner of WP; Member and Vice Chairman of WP LLC
------------------------- ------------------------------------------------------
John R. Vrolyk            Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Elizabeth H. Weatherman   Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
David C. Wenstrup         Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Rosanne Zimmerman         Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Pincus & Company LLC*
------------------------- ------------------------------------------------------
NL & Co.**
------------------------- ------------------------------------------------------

---------------------

* New York limited liability company; primary activity is ownership interest in WP and WP LLC

**   New York limited partnership; primary activity is ownership interest in WP.

                                MEMBERS OF WP LLC
                                -----------------

------------------------- ------------------------------------------------------
                                 PRESENT PRINCIPAL OCCUPATION IN ADDITION

                                  TO POSITION WITH WP LLC, AND POSITIONS

            NAME                       WITH THE REPORTING ENTITIES
------------------------- ------------------------------------------------------
Joel Ackerman             Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Scott A. Arenare          Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Gregory Back              Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
David Barr                Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Larry Bettino             Member and Managing Director of WP LLC, Partner of WP
------------------------- ------------------------------------------------------
Harold Brown              Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Sean D. Carney            Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Stephen John Coates (1)   Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Mark Colodny              Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Timothy J. Curt           Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
W. Bowman Cutter          Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Cary J. Davis             Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Tetsuya Fukagawa (2)      Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Stewart K. P. Gross       Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Patrick T. Hackett        Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Jeffrey A. Harris         Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Stewart J. Hen            Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Sung-Jin Hwang (3)        Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
William H. Janeway        Member and Vice Chairman of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Julie A. Johnson          Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Peter R. Kagan            Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Charles R. Kaye           Managing Member and Co-President of WP LLC; Managing
                          General Partner of WP
------------------------- ------------------------------------------------------
Rajesh Khanna (4)         Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Henry Kressel             Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Rajiv B. Lall (4)         Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Joseph P. Landy           Managing Member and Co-President of WP LLC; Managing
                          General Partner of WP
------------------------- ------------------------------------------------------
Sidney Lapidus            Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Kewsong Lee               Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Jonathan S. Leff          Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Reuben S. Leibowitz       Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Nicholas J. Lowcock (1)   Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
John W. MacIntosh (5)     Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Nancy Martin              Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Rodman W. Moorhead III    Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
James Neary               Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Howard H. Newman          Member and Vice Chairman of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Dalip Pathak              Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Lionel I. Pincus          Member and Chairman of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Pulak Chandan Prasad (4)  Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Stan Raatz                Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
John D. Santoleri         Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Steven G. Schneider       Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Joseph C. Schull (5)      Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Mimi Strouse              Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------

------------------------- ------------------------------------------------------
Chang Q. Sun (6)          Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Barry Taylor              Member and Managing Director of WP LLC, Partner of WP
------------------------- ------------------------------------------------------
Wayne W. Tsou             Member and Managing Director of WP LLC, Partner of WP
------------------------- ------------------------------------------------------
John L. Vogelstein        Member and Vice Chairman of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
John R. Vrolyk            Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Elizabeth H. Weatherman   Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
David C. Wenstrup         Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Jeremy S. Young (1)       Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Rosanne Zimmerman         Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Pincus & Company LLC*
------------------------- ------------------------------------------------------


(1) Citizen of United Kingdom
(2) Citizen of Japan
(3) Citizen of Korea
(4) Citizen of India
(5) Citizen of Canada
(6) Citizen of Hong Kong

* New York limited liability company; primary activity is ownership interest in WP and WP LLC

As of December 1, 2003

                                   SCHEDULE II
--------- ------------------ ------------------- -------------------------------
  Date        # of Shares      Per Share Price              Total Cost
                                                  (net of brokerage commissions)
--------- ------------------ ------------------- -------------------------------
11/25/03        280,000             $20.30                  $5,684,000
--------- ------------------ ------------------- -------------------------------
11/26/03        160,000             $21.05                  $3,367,376
--------- ------------------ ------------------- -------------------------------
12/1/03         115,000             $21.54                  $2,476,755
--------- ------------------ ------------------- -------------------------------
12/2/03          62,000             $22.15                  $1,373,300
--------- ------------------ ------------------- -------------------------------
12/3/03         175,000             $22.08                  $3,864,000
--------- ------------------ ------------------- -------------------------------

--------- ------------------ ------------------- -------------------------------
 Total          792,000                                    $16,765,431
--------- ------------------ ------------------- -------------------------------